                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549


                                    SCHEDULE 13D
                                 (AMENDMENT NO. 3)

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             REGENT ASSISTED LIVING, INC.
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                         Common Stock, no par value per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                     758949-10-1
--------------------------------------------------------------------------------
                                    (CUSIP Number)


                              Pamela J. Privett, Esq.
                Senior Vice President, General Counsel and Secretary
                                LTC Healthcare, Inc.
                          300 Esplanade Drive, Suite 1860
                             Oxnard, California  93030
                                    (805) 981-3611
--------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                                  September 1, 1998
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:


                         (Continued on the following page)


                                  Page 1 of 9 Pages

                                     SCHEDULE 13D

------------------------------------              ------------------------------
     CUSIP No. 758949-10-1                                Page 2 of 9
------------------------------------              ------------------------------


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      LTC Healthcare, Inc.
      Tax I.D. No. 91-1895305
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /

                                                                        (b) / /
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC, OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                        / /

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER
 SHARES
 BENEFICIALLY             1,202,333 shares
 OWNED BY EACH       -----------------------------------------------------------
 REPORTING           8    SHARED VOTING POWER
 PERSON WITH
                          0
                     -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          1,202,333 shares
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,202,333 shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

      CERTAIN SHARES                                                        /X/
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.9%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                                                                     Page 3 of 9
Item 1.   SECURITY AND ISSUER.

          This statement relates to shares of common stock, no par value per share (the "Common Stock"), of Regent Assisted Living, Inc., an Oregon corporation (the "Company"). The principal executive offices of the Company are located at 121 SW Morrison Street, Suite 1000, Portland, Oregon 97204.

Item 2.   IDENTITY AND BACKGROUND.

          (a) This statement is being filed by LTC Healthcare, Inc., a Nevada corporation ("Healthcare").

          (b) The address of Healthcare's principal offices is 300 Esplanade Drive, Suite 1860, Oxnard, California 93030. The names, business addresses and principal businesses of each of the directors and executive officers of Healthcare are set forth on Schedule I hereto and incorporated by reference herein.

          (c) The current principal business of Healthcare, a holding company, is its investment in the Notes (as defined below) and investments in other securities.

          (d) During the last five years, neither Healthcare nor, to the best of its knowledge, any of the executive officers or directors of Healthcare, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither Healthcare nor, to the best of its knowledge, any of the executive officers or directors of Healthcare, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) To the best knowledge of Healthcare, each of the executive officers and directors of Healthcare is a United States citizen.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The aggregate amount of funds paid in cash by Healthcare in making the Note Purchase (as defined below) was $8,500,000, and Healthcare used its working capital and proceeds from a loan (as described in Item 4 below) to make such investment.

Item 4.   PURPOSE OF TRANSACTION.

          On March 26, 1998, Healthcare and the Company agreed that Healthcare would invest $4,000,000 in the Company (the "Initial Note Purchase") in the form of convertible subordinated debentures due 2008 (the "Initial Notes"). The Initial Note Purchase was consummated on March 30, 1998 pursuant to the terms of a Convertible Subordinated Note Purchase Agreement (the "Purchase Agreement"), dated as of March 30, 1998, by and between the Company and Healthcare. On April 22, 1998, pursuant to the terms of the Purchase Agreement, Healthcare invested an additional $1,000,000 (the "Second Note Purchase") in the form of convertible subordinated debentures due 2008 (the "Secondary Notes"). On May 18, 1998, pursuant to the terms of the Purchase Agreement, Healthcare invested an additional $1,500,000 (the "Third Note Purchase") in the form of convertible subordinated debentures due 2008 (the "Third Notes"). On September 1, 1998, pursuant to the terms of the Purchase Agreement, Healthcare invested an additional $2,000,000 (the "Fourth Note Purchase," together with the Initial Note Purchase, the Second Note Purchase and the Third Note Purchase, the "Note Purchase") in the form of convertible subordinated debentures due 2008 (the "Fourth Notes," together with the Initial Notes, the Secondary Notes and the Third Notes, the "Notes"). The Notes bear interest at 7.5% and are convertible, at any time in whole or in part at Healthcare's option, into the Company's Common Stock at a price of $7.50 per share, subject to adjustment, which if all Notes issued to date to Healthcare were converted would result in the issuance of 1,133,333 shares of the Company's Common Stock. The Company can require conversion of the Notes at such time as the Company's Common Stock trades at $12 per share or more for thirty consecutive days.

          The purpose of the Note Purchase was to provide the Company with additional funds while providing Healthcare with an opportunity to invest in the Company.

          Healthcare also entered into a Registration Rights Agreement with the Company pursuant to which Healthcare has, among other things, the right, under certain circumstances and subject to certain conditions and exceptions, to require the Company to register all or any portion of the shares of Common Stock issued to it upon conversion of all or any portion of the Notes.

          Pursuant to the Purchase Agreement, the Company has an option to require Healthcare to purchase up to an additional $1,500,000 principal amount of additional Notes. Such option must be exercised on or prior to March 31, 2000. The exercise price, and other terms and conditions of such additional $1,500,000 principal amount of Notes are identical to the exercise price and other terms and conditions of the $8,500,000 principal amount of Notes issued to Healthcare to date. If the Company exercises its option to require Healthcare to purchase all such additional Notes, and if all such additional Notes were converted, an additional 200,000 shares of the Company's Common Stock would be issued to Healthcare. In addition, on June 30, 1998, LTC Properties, Inc. ("LTC"), a Maryland corporation, contributed to Healthcare 69,000 shares of the Company's Common Stock. After giving effect to these transactions, and assuming conversion of all Notes currently beneficially owned by Healthcare, Healthcare would be the beneficial owner of 20.9% of the outstanding shares of the Company's Common Stock. Except for Healthcare's obligation to purchase additional Notes, Healthcare currently has no other plan to further increase or decrease the size of its investment in the Company.

          Healthcare intends to review its investment in the Company from time to time and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to Healthcare, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Company.

          Except as described herein, Healthcare has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, Healthcare will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Healthcare beneficially owns 69,000 shares of the Company's Common Stock. Healthcare beneficially owns Notes convertible into 1,133,333 shares of the Company's Common Stock.

Immediately following the consummation of the transactions contemplated by the Note Purchase and assuming conversion of all Notes currently beneficially owned by Healthcare, Healthcare would be the beneficial owner of 20.9% of the outstanding shares of the Company's Common Stock.

          (b) If Healthcare were to convert all of the Notes currently outstanding, Healthcare would have sole power to vote or direct the vote of and sole power to dispose or direct the disposition of 1,202,333 shares of the Company's Common Stock. LTC owns 40,002 non-voting shares of Healthcare's Class B common stock, par value $.01 per share ("Class B Common Stock"), representing approximately 99% of the outstanding capital stock of Healthcare. The four executive officers of Healthcare are also executive officers of LTC. Two of such executive officers are also directors of each of LTC and Healthcare. LTC contributed $20,001,000 to Healthcare in connection with its equity investment in Healthcare. LTC also provided Healthcare with an $20 million unsecured line of credit bearing interest at 10% and maturing in 2008. Healthcare anticipates that any additional purchases of Notes by Healthcare would be funded by a contribution of cash from LTC to Healthcare in exchange for the issuance of additional shares of Class B Common Stock to LTC or with borrowings under the $20 million unsecured line of credit. LTC disclaims beneficial ownership of the Company's Common Stock beneficially owned by Healthcare.

          The principal business of LTC, a self-administered real estate investment trust, is investing in long-term care and other health care-related facilities through mortgage loans, facility lease transactions and other investments.

          LTC has provided the Company with approximately $37.4 million of additional financing commitments for six assisted living facilities (the "LTC Commitment"), of which $37.4 million have been completed. To date, LTC and the Company have completed $19 million of sale-leaseback transactions on three assisted living facilities in addition to the six which are subject to the LTC Commitment.

          (c) Except as described in Item 4 above, there have not been any transactions in the Common Stock effected by or for the account of Healthcare or any executive officer or director of Healthcare during the past 60 days.

          (d) Except as stated in this Item 5, to the best knowledge of Healthcare, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock issuable to Healthcare upon conversion of the Notes.

          (e)  Not applicable.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          See Items 4 and 5.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     *Exhibit 1.    Convertible Subordinated Note Purchase Agreement, dated as of March 30, 1998, by and between Regent Assisted Living,
                    Inc. and LTC Healthcare, Inc. (formerly known as LTC Equity
                    Holding Company, Inc.)

     *Exhibit 2.    Registration Rights Agreement, dated as of March 30, 1998, by and between Regent Assisted Living, Inc. and LTC
                    Healthcare, Inc. (formerly known as LTC Equity Holding
                    Company, Inc.)

----------------------

*  Exhibits previously filed.

                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 10, 1998              LTC HEALTHCARE, INC.



                                        By:       /s/ Pamela J. Privett
                                              ----------------------------------
                                        Name:     Pamela J. Privett
                                        Title:    Senior Vice President, General
                                                  Counsel and Secretary

                                                                    Page 8 of 9
                                    SCHEDULE  I


                        DIRECTORS AND EXECUTIVE OFFICERS OF
                                LTC HEALTHCARE, INC.

          The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of LTC Healthcare, Inc. is set forth below.



                                                                         PRINCIPAL OCCUPATION, IF
                                                                         OTHER THAN AS EXECUTIVE
 NAME AND BUSINESS                  POSITION WITH LTC                    OFFICER OF LTC HEALTHCARE,
 ADDRESS                            HEALTHCARE, INC.                     INC.
--------------------------------    -----------------------------        ----------------------------------------
 Andre C. Dimitriadis               Chairman of the Board and            Chairman of the Board and Chief
 300 Esplanade Drive, Suite 1860    Chief Executive Officer              Executive Officer of LTC Properties,
 Oxnard, CA 93030                                                        Inc.

 James J. Pieczynski                President, Chief Financial           President, Chief Financial Officer and
 300 Esplanade Drive, Suite 1860    Officer and Director                 Director of LTC Properties, Inc.
 Oxnard, CA 93030i

 Christopher T. Ishikawa            Senior Vice President and Chief      Senior Vice President and Chief
 300 Esplanade Drive, Suite 1860    Investment Officer                   Investment Officer of LTC Properties,
 Oxnard, CA 93030                                                        Inc.

 Pamela J. Privett                  Senior Vice President, General       Senior Vice President, General Counsel
 300 Esplanade Drive, Suite 1860    Counsel and Secretary                and Secretary of LTC Properties, Inc.
 Oxnard, CA 93030

 Bary G. Bailey                     Director                             Director, Real Estate Finance Group of
 12225 El Camino Real                                                    Deutsche Morgan Grenfell
 San Diego, CA 92130

 Steven Stuart                      Director                             Executive Vice President, Finance of
 31 West 52nd Street                                                     Premier, Inc.
 New York, NY 10019


                                    EXHIBIT INDEX

*Exhibit 1.    Convertible Subordinated Note Purchase Agreement, dated as of
               March 30, 1998, by and between Regent Assisted Living, Inc. and
               LTC Healthcare, Inc. (formerly known as LTC Equity Holding
               Company, Inc.)

*Exhibit 2.    Registration Rights Agreement, dated as of March 30, 1998, by and between Regent Assisted Living, Inc. and LTC Healthcare, Inc.
               (formerly known as LTC Equity Holding Company, Inc.)

----------------

*  Exhibits previously filed.